EXHIBIT 21.1

SUBSIDIARIES OF CRESCENT BANKING COMPANY

Name of Entity	State of Organization
Crescent Bank & Trust Company	Georgia

Crescent Mortgage Services, Inc.	Georgia

Crescent Capital Trust I	Delaware

Crescent Capital Trust II	Delaware